Contact

www.linkedin.com/in/alex-burch-04418858 (LinkedIn)

Top Skills

Music Production
Music Industry
Recording

Alex Burch

Wine Director
Nashville, Tennessee, United States

Summary

CMS, Advanced Sommelier, October 2019

Experience

Bad Idea
Business Owner
May 2021 - Present (1 year 5 months)

Bastion Nashville
Wine Director
November 2016 - December 2021 (5 years 2 months)

Education

Conservatory of Recording Arts and Sciences
· (2011)